SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                                FORM 12b-25



                      Commission File No.:  33-24180




                        NOTIFICATION OF LATE FILING



     (Check One):  [  X  ] Form 10-K;  [  ] Form 11-K; [  ] Form 20-F;
                      [  ] Form 10-Q; [  ] Form N-SAR




                   For Period Ended:  December 31, 2001


[  ] Transition Report on Form 10-K [  ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K




For the Transition Period Ended:________________________________________





      Nothing on this form shall be construed to imply that the commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:____________________



PART I.  REGISTRANT INFORMATION


Full name of registrant:            AMFAC HAWAII, LLC

Former name, if applicable:         AMFAC/JMB HAWAII, LLC

Address of principal executive
  office (Street and Number:        900 N. Michigan Avenue

City, State and Zip Code:           Chicago, IL  60611

PART II.  RULE 12b-25 (b) AND (C)


      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ] (b)   The subject annual report, semi-annual report, transition
report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c)   The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.



PART III.  NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      On February 27, 2002, the Company and certain of its subsidiaries and affiliates filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. The related increased demands on the Company's staff has caused a delay in the filing of its Form 10-K.



PART IV.  OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

Gailen J. Hull                312               915-1700
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(name)                        (area code)       (telephone number)

      (2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes; [ ] No

      (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes; [ X ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      The Company continues to report significant losses before taxes and extraordinary items.

                             AMFAC JMB HAWAII
               --------------------------------------------
               (Name of registrant as specified in charter)



      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 29, 2002               By:   /s/ Gailen J. Hull
                                          --------------------
                                          Gailen J. Hull
                                          Senior Vice President